

September 11, 2014

<u>Via E-mail</u>
Howard Mah
Chief Financial Officer
Unites States Oil Fund, LP
1999 Harrison Street, Suite 1530
Oakland, CA 94612

> **Re:** **United States Oil Fund, LP**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-32834**

Dear Mr. Mah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. We note that over the past several years, redemptions of your shares have typically exceeded demand for the creation of new shares by a significant amount. Please provide us with a discussion of the reasons for these changes in the number of shares outstanding and a discussion of any trends that are impacting your net asset value or results of operations. In future filings, please include this discussion within your MD&A.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Accountant